Exhibit 99.1

XP Inc. reports 3Q23 KPIs

São Paulo, Brazil, October 24, 2023 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 3Q23 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website. Additional KPI details and historical data can be found in our financial spreadsheet.

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.1 trillion as of September 30th, up 17% YoY and 6% QoQ. Year-over-year growth was driven by R$117 billion net inflows and R$38 billion of market appreciation.

In 3Q23, Net Inflow was R$48 billion, up 118% QoQ and 38% YoY. Retail Net Inflow was R$48 billion while Corporate Net Inflow was close to zero.

These figures include R$34 billion of Client Assets from Modal, which were accounted as Net Inflow in 3Q23.

Active Clients (in ‘000s)

Active clients grew 10% QoQ and 16% YoY, totaling 4.4 million in 3Q23. This figure includes 0.2 million active clients from Modal.

IFA Network (in ‘000s)

Our network reached 14.3 thousand IFAs in 3Q23, up 1% QoQ and 23% YoY.

Retail Daily Average Trades (in million)1

Retail DATs totaled 2.1 million in 3Q23, down 9% YoY and 2% QoQ, reflecting weaker volumes in the equity market.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 72 in 3Q23. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

1 Daily Average Trades, including Stocks, Listed Funds, Options and Futures.

2.	RETIREMENT PLANS

Retirement Plans Client Assets2 (in R$ billion)

As per public data published by Susep, XPV&P continued to be #1 in net portability for individual retirement plans in 2023, as of August, while our total Market Share went up to 4.1% and individual’s market share (PGBL and VGBL) to 4.8%. Total Client Assets were R$67 billion in 3Q23, up 16% YoY. Assets from XPV&P, our proprietary insurer, grew 25% YoY, reaching R$53 billion.

Third parties Retirement Plans Client Assets include R$0.7 billion from Modal.

2 Total Retirement Plans Clients’ Assets includes assets from XP Vida e Previdência (XPV&P) and from third party funds distributed in our platform.

3.	CARDS[3]

Cards TPV (in R$ billion)

In 3Q23, Total TPV was R$10.7 billion, a 61% growth YoY, and 10% growth versus 2Q23.

Active Cards (in ‘000s)

Total active cards were 1.1 million in 3Q23, a growth of 11% QoQ and 106% YoY. We ended 3Q23 with 862 thousand active digital accounts, representing a penetration of 20% of total active clients.

3 Credit and Debit Cards (Debit starting on 3Q22).

4.	CREDIT

Credit Portfolio4 (in R$ billion)

Total Credit portfolio reached R$19.9 billion as of September 30th, expanding 11% QoQ and 22% YoY. The average maturity of our credit book was 2.8 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.1%. These figures include R$0.9 billion from Modal’s Credit Portfolio.

5.	INSURANCE

Active Policies (in ‘000s)

Insurance active policies, that include whole and term life insurance products distributed on our platform, totaled 50 thousand, an increase of 45% YoY and stable QoQ.

4 From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com